EXHIBIT 11

Schedule of Computation of Net Earnings Per Share

	Three Months Ended September 30,
	2007	2006

Basic Earnings Per Share

Net earnings	$164,000	$737,000

Weighted-average Common Shares:

Basic Shares Outstanding	8,092,000	7,930,000

Basic Earnings Per Share	0.02	0.09

Diluted Earnings Per Share

Net earnings	$164,000	$737,000

Weighted-average Common Shares:

Outstanding	8,092,000	7,930,000

Stock Options	102,000	206,000

Restricted Stock	155,000	-

Diluted Shares Outstanding	8,349,000	8,136,000

Diluted Earnings Per Share	0.02	0.09